UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 8, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alliant Energy Corporation
File No. 001-09894 - CF#22428

Interstate Power and Light Company
File No. 001-04117 - CF#22428

Wisconsin Power and Light Company
File No. 000-00337 - CF#22428

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Alliant Energy Corporation, Interstate Power and Light Company, and Wisconsin Power and Light Company submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibit to a Form 10-Q filed on August 6, 2008.

Based on representations by Alliant Energy Corporation, Interstate Power and Light Company, and Wisconsin Power and Light Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through June 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ellie Bavaria
Special Counsel